First Amendment to the
Partnership Interest Purchase Agreement

Dated May 6, 2004

The Partnership Interest Purchase Agreement by and among Anderson Park, Inc., an Indiana corporation ("*Seller*"), Churchill Downs Management Company, a Kentucky corporation ("*CDMC*"), and Centaur Racing, LLC, an Indiana limited liability company ("*Buyer*"), dated as of the 16th day of October 2001 (the *"Purchase Agreement"*), is hereby amended by this First Amendment *("Amendment")* as follows:

W I T N E S S E T H

WHEREAS, Seller, CDMC and Buyer have entered into the Purchase Agreement;

WHEREAS, pursuant to Section 10.10 of the Purchase Agreement, the parties may amend, modify and supplement the Purchase Agreement by mutual agreement in writing;

WHEREAS, the Selling Parties granted to Buyer a First Option and a Second Option under the Purchase Agreement;

WHEREAS, Buyer has extended the exercise date for the First Option to June 30, 2004 by delivering written notice to the Selling Parties on or before August 31, 2003, with payment in the amount of $250,000, as permitted by the Purchase Agreement;

WHEREAS, Buyer and the Selling Parties desire to amend the Purchase Agreement to permit the further extension of the First Option Period and to extend the Second Option Period, as provided in this Amendment.

NOW, THEREFORE, in consideration of the foregoing premises and mutual covenants hereinafter set forth and other good and valuable consideration, the receipt and sufficiency of which hereby are acknowledged, the parties agree as follows:

1.   Amendment of First Option Period. The penultimate sentence of Section 1.4 of the Purchase Agreement is amended to read as follows:

> Buyer may exercise the First Option by delivering written notice to the Selling Parties of its intention to do so on or before August 31, 2003 ("*First Option Period*"); provided, however, that Buyer may extend the First Option Period until June 30, 2004 by delivering written notice to the Selling Parties on or before August 31, 2003 along with a non-refundable payment in the amount of $250,000 in immediately available funds ("*First Extension*"); provided, further, that Buyer may further extend the First Option Period until August 31, 2005 by delivering written notice to the Selling Parties on or before June 30, 2004 along with a non-refundable payment in the amount of $250,000 in immediately available funds ("*Second Extension*").

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2.   Amendment of Second Option Period. The penultimate sentence of Section 1.5 of the Purchase Agreement is amended to read as follows:

>   Buyer may exercise the Second Option by delivering written notice to the Selling Parties of its intention to do so between December 1, 2004 and March 1, 2005 (*"Second Option Period"*); provided, however, that if Buyer timely exercises the Second Extension, the Second Option Period shall be extended automatically to between December 1, 2005 and March 1, 2006.

3.   Regulatory Approval for Amendment. This Amendment is subject to receipt of all necessary Regulatory Approvals and shall be effective upon the later of the date first written above or the date on which all Regulatory Approvals required by applicable Law are received.

4.   Capitalized Terms. All capitalized terms used herein shall have the same meaning as set forth in the Purchase Agreement unless otherwise herein defined.

5.   Conflicting Terms. Except as herein specifically provided otherwise, all terms and conditions of the Purchase Agreement, including the terms relating to the First Option and Second Option, shall remain in full force and effect and be unaffected hereby. In the event of a conflict between the terms of this Amendment and the Purchase Agreement, this Amendment shall be controlling.

6.   Successors and Assigns. This Amendment shall be binding upon and inure to the benefit of the parties hereto, and their respective successors and assigns, as permitted by the Purchase Agreement.

7.   Severability. If any provision of this Amendment is held invalid by any tribunal in a final decision from which no appeal is or can be taken, such provision shall be deemed modified to eliminate the invalid element, and, as so modified, such provision shall be deemed a part of this Amendment. If it is not possible to modify any such provision to eliminate the invalid element, such provision shall be deemed eliminated from this Amendment. The invalidity of any provision of this Amendment shall not affect the force and effect of the remaining provisions.

8.   Counterparts. This Amendment may be executed in any number of counterparts and each such counterpart shall, for all purposes, be deemed an original. Facsimile transmission of a counterpart hereto shall be deemed an original hereof.

IN WITNESS WHEREOF, the parties have caused this Amendment to be executed on the date first above written and agree to the foregoing.

"SELLER"

Anderson Park, Inc.

By:/s/Richard B. Moore
Richard B. Moore
President and General Manager

"CDMC"

Churchill Downs Management Company

By:/s/Vicki L. Baumgardner
Vicki L. Baumgardner
Vice President, Finance & Administrative, Treasurer

"BUYER"

Centaur Racing, LLC

By:Centaur, Inc., its sole member

By:/s/Jeffrey M. Smith
Jeffrey M. Smith
CEO Racing Operations

Centaur, Inc.
as guarantor

By:/s/Jeffrey M. Smith
Jeffrey M. Smith
CEO, Racing Operations

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